March 14, 2014

BY EDGAR

Ms. Stephanie J. Ciboroski

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-7010

RE:	Och-Ziff Capital Management Group LLC
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 28, 2013
Response dated March 12, 2014
File No. 001-33805

Dear Ms. Ciboroski:

On behalf of Och-Ziff Capital Management Group LLC (the “Company”), this letter responds to the comments of the Staff of the Securities and Exchange Commission set forth in your letter dated March 13, 2014, relating to the Company’s 2012 Form 10-K filing as noted above. For convenience, each Staff comment contained in this letter is followed by the Company’s response to that comment.

Form 10-K for the Fiscal Year Ended December 31, 2012

1.	We note that you have concluded that no significant deficiencies or material weaknesses (arising from either your consolidation policies or revenue recognition policies or a combination of both) existed as of December 31, 2012 and December 31, 2013. Tell us whether you identified the existence of any control deficiencies as of either of those dates in relation to consolidation or revenue recognition that did not rise to the level of a significant deficiency or material weakness. If so, explain what they are and discuss how you assessed their severity.

In performing its assessment of the effectiveness of the Company’s internal control over financial reporting, the Company’s management did not identify any control deficiencies in respect of its CLO consolidation policies or its revenue recognition policies covering incentive income allocations that existed as of December 31, 2012 or December 31, 2013.

2.	You state in your response that you documented your determination that it was appropriate not to consolidate your CLOs and provided a copy of this analysis to your registered public accounting firm. Tell us whether this analysis included contemporaneous documentation of all of the considerations you made in reaching the decision to not consolidate the CLOs , such as power and significance and the involvement of related parties, among others. To the extent that you believe it would be helpful, you may provide us a copy of this analysis as part of your response.

United States Securities and Exchange Commission

Stephanie J. Ciboroski

March 14, 2014

In connection with its first CLO, the Company prepared an accounting issue paper, dated July 31, 2012 (the “White Paper”), which addressed the CLO consolidation issues. The White Paper included contemporaneous documentation of the Company’s consideration in reaching its decision to not consolidate. The White Paper concluded that the Company had the power to direct the activities (management of the loan portfolio) that most significantly impact the CLO’s economics; however, the White Paper also concluded that in light of the amount of the management fee and the high hurdle of the incentive fee, the Company did not have rights to benefits that potentially could be significant to the CLO on a standalone basis. The White Paper also considered the involvement of its related parties and concluded that the Company was not the entity within the related party group that is most closely associated to the CLO, as the Company deemed the OZ Funds Feeder to be most closely associated to the CLO. The OZ Funds Feeder had the largest exposure among the related parties to the CLOs economics and the Company believed the CLO was designed primarily for their interest. The White Paper was submitted, discussed, and reviewed with Ernst & Young LLP, the Company’s independent registered public accounting firm (“E&Y”), in the third quarter of 2012 prior to completion of their quarterly review.

3.	In your response you indicate that you researched the SEC filings of other public companies and observed diversity in practice among other asset managers regarding the consolidation of CLOs. Please describe and provide examples of the diversity that you observed specifically in relation to the consolidation of CLOs where the terms of the agreements included incentive fees.

In connection with considering whether to consolidate its CLOs, the Company observed that certain asset managers consolidated the CLOs they managed, while others did not. For example, among others, Alliance Bernstein and Eaton Vance did not consolidate certain CLOs and managed some CLOs that had incentive income arrangements. It was not clear to the Company, however, whether the CLOs that were not consolidated had incentive income arrangements based on review of these registrants’ filings. The diversity in practice that the Company mentioned in its response letter dated March 12, 2014, related to how significance was determined. Based on the Company’s analysis, with support from the local engagement team and the national office of E&Y (“E&Y National”), and subsequently from PricewaterhouseCoopers LLP (“PwC”), the Company determined that the existence of a performance fee does not automatically make the economics significant to the manager, and additional quantitative and qualitative analyses are required to come to a conclusion.

Based on discussions with E&Y during the launch of our first CLO and subsequently with PwC during the comment letter process, determination of whether incentive fees associated with a variable interest entity (“VIE”) are potentially significant is based on the specific facts and circumstances of the VIE. Neither E&Y nor PwC conclude that the mere presence of a performance fee with a management fee in an asset manager’s arrangement with a VIE automatically is a potentially significant benefit for the asset manager when determining consolidation.

United States Securities and Exchange Commission

Stephanie J. Ciboroski

March 14, 2014

4.	We note from your response that one of the actions you took to determine whether to consolidate the CLOs was to meet with partners who are consolidation subject matter experts from your registered public accounting firm’s national office. Please respond to the following:

•	Tell us when these visits occurred and describe the nature and extent of the engagement team’s involvement in these discussions.

•	Tell us whether it is your understanding that these visits were in relation to and concluded in a formal consultation with the national office by the engagement team.

•	Tell us whether you, the audit engagement team, or both discussed these visits by the registered public accounting firm’s national office with the audit committee contemporaneously with your determination not to consolidate the Company’s CLOs. If so, describe the nature of such discussions.

The Company had several discussions with the local engagement team as well as an in-person meeting with an E&Y consolidation specialist from E&Y National, in June 2012 specifically to discuss our preliminary conclusion to not consolidate the CLOs. Prior to this meeting, the Company provided a written summary of its consolidation analysis to the engagement team outlining its preliminary views on not consolidating its CLO. At the June 2012 meeting, the Company discussed in detail the basis of its conclusion with E&Y National, which agreed that the Company had a reasonable basis for not consolidating its CLOs, based on the facts and circumstances discussed. The engagement team did not seek a formal consultation with its national office after this meeting.

Further, at each quarterly Audit Committee meeting, the local engagement team specifically addresses the Company’s consolidation policies. With respect to the Company’s CLO consolidation analysis, at each meeting, the local engagement team confirmed to the Audit Committee that E&Y concurred with management’s consolidation conclusions and that the judgments applied by management were well-supported, consistent with prior periods and adequately documented. The local engagement team also disclosed to the Audit Committee that, based on E&Y’s review and discussions with management, it was not aware of any material modification that should be made to the Company’s determination and implementation of its consolidation policies.

Finally, the local engagement team, with the assistance of the E&Y National, meets with the Company on a periodic basis to discuss changes in the consolidation standards generally and potential impact on the Company.

* * *

United States Securities and Exchange Commission

Stephanie J. Ciboroski

March 14, 2014

If you have any questions or need any additional information or wish to discuss any part of the Company’s responses, please call me at (212) 790-0160 or Jeffrey C. Blockinger at (212) 719-7302.

Very Truly Yours,

OCH-ZIFF CAPITAL MANAGEMENT GROUP LLC

/s/ Joel M. Frank
By:	Joel M. Frank
Title:	Chief Financial Officer, Senior Chief Operating Officer and Executive Managing Director